UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

 Tender Offer Statement

under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 2)

SILICONWARE PRECISION INDUSTRIES CO., LTD.

(Name of Subject Company (Issuer))

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

(Offeror)
(Names of Filing Persons (identifying status as offeror, issuer and other persons))

American Depositary Shares, Each Representing Five Common Shares,
Par Value NT$10.00 Per Common Share
and
Common Shares Held by U.S. Holders

(Title of Class of Securities)

827084864
(American Depositary Shares)
(CUSIP Number of Class of Securities)

TW0002325008 (Common Shares)
(ISIN Number of Class of Securities)

Joseph Tung
Room 1901, No. 333, Section 1 Keelung Rd.
Taipei, Taiwan, 110
Republic of China
Tel: +886 2-6636-5678

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

Copies to:

George R. Bason, Jr.
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, New York 10017
Telephone: +1 (212) 450-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer ☐

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Rule 13e−4(i) (Cross−Border Issuer Tender Offer)

☒	Rule 14d−1(d) (Cross−Border Third−Party Tender Offer)

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement filed under cover of Schedule TO on December 29, 2015 (as amended and supplemented, the “Schedule TO”) by Advanced Semiconductor Engineering, Inc., a company incorporated and existing under the laws of the Republic of China (“Purchaser”). The Schedule TO relates to the offer by Purchaser to purchase up to 770,000,000 Common Shares, including those represented by ADSs, which represents approximately 24.71% of the issued and outstanding share capital of Siliconware Precision Industries Co., Ltd., a company limited by shares under the Company Law of the Republic of China (“SPIL”), through concurrent tender offers in the United States and the Republic of China and upon the terms set forth in the U.S. Offer to Purchase, dated December 29, 2015, and in the related ADS Letter of Transmittal and Common Share Form of Acceptance.

Except as otherwise set forth in this Amendment No. 2, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment No. 2. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

The items of the Schedule TO set forth below are hereby amended and supplemented as follows:

Items 1 through 13.

1.	The eighth, ninth tenth and eleventh paragraphs under “Special Factors—Section 3—Fairness of the Offers and the Proposed Combination” are deleted and replaced with the following:

“Crowe Horwath Opinions

On December 13, 2015, Crowe Horwath (TW) CPAs (“Crowe Horwath”), an independent public accounting firm engaged by Purchaser, delivered to Purchaser an opinion (the “First Crowe Horwath Opinion”) that the price of NT$55 per Common Share proposed by Purchaser at such time to be offered in the Proposed Combination was appropriate and fair. On December 21, 2015, Crowe Horwath delivered to Purchaser an opinion that the price of NT$55 per Common Share proposed by Purchaser at such time to be offered in the Offers was appropriate and fair (the “Second Crowe Horwath Opinion”, and, together with the First Crowe Horwath Opinion, the “Opinions”).

Purchaser selected Crowe Horwath to act as an independent expert in providing the Opinions in connection with the Proposed Combination and the Offers based on Crowe Horwath’s reputation, experience in the Taiwan market and familiarity with Purchaser and its business. Crowe Horwath is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, private placements and related financings and valuations for corporate and other purposes for Taiwanese corporations. Crowe Horwath in the past has delivered opinions to Purchaser during the two-year period prior to date of the First Crowe Horwath Opinion in connection with (i) the Initial Offers, (ii) a spin-off transaction involving Universal Scientific Industrial Co., Ltd., a subsidiary of Purchaser, and (iii) a proposed private placement under which Purchaser plans to sell its shareholdings in one of its subsidiaries to another subsidiary for corporate restructuring proposes. Crowe Horwath received aggregate compensation of NT$180,000 in connection with these prior opinions. Crowe Horwath was paid an opinion fee of NT$60,000 for each Opinion delivered in connection with the Offers and the Proposed Combination. Crowe Horwath may in the future deliver opinions to Purchaser, for which services Crowe Horwath may receive compensation. No material limitations were imposed by Purchaser on Crowe Horwath’s work in connection with the Proposed Combination and the Offers.

The full texts of the Opinions have been filed with the SEC on December 29, 2015 on Purchaser’s Tender Offer Statement on Schedule TO. Our Schedule TO and any exhibits or amendments thereto may be examined and copies may be obtained from the SEC in the same manner as described under “The Offer—Section 9—Certain Information Concerning Purchaser—Additional Information”. The Opinions outline the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Crowe Horwath in rendering their Opinions. The description of the Opinions set forth below is qualified in its entirety by reference to the full text of the Opinions. Holders of Common Shares and ADSs are urged to read the entire Opinions carefully in connection with their consideration of the Offers.

Crowe Horwath’s Opinions speak only as of the date of each Opinion. The Opinions were directed to Purchaser’s board of directors and are directed only to the fairness of the price of NT$55 per Common Share proposed by Purchaser to be offered in the Offers. They do not address the underlying business decision of Purchaser to engage in the Offers or the Proposed Combination and are not recommendations as to whether or not any holder of Common Shares or ADSs should tender the same in the Offers.

In connection with rendering its Opinions, Crowe Horwath reviewed and considered the audited consolidated financial statements of SPIL for the years 2013, 2014 and the third quarter of 2015, relevant operational summaries, financial statements and other materials Crowe Horwath deemed relevant and available to the public from, among other sources, the TSE, the TSE’s Market Observation Post System, the Taipei Exchange and the Taiwan Economic Journal Co. Ltd. In performing its review Crowe Horwath relied upon the accuracy and completeness of all of the financial and other information that was available to Crowe Horwath from public sources or that was otherwise reviewed by Crowe Horwath and Crowe Horwath assumed such accuracy and completeness for purposes of preparing its Opinions.

Crowe Horwath expressed no opinion as to the trading values of the Common Shares after the date of each respective Opinion or what the value of Common Shares will be upon consummation of the Offers and the Proposed Combination. Crowe Horwath expressed no opinion as to any of the legal, accounting and tax matters relating to the Offers and the Proposed Combination. Crowe Horwath’s Opinions were necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Crowe Horwath as of, the date of its respective Opinions. Events occurring after the date thereof could materially affect Crowe Horwath’s Opinions. Crowe Horwath has not undertaken to update, revise, reaffirm or withdraw its Opinions or otherwise comment upon events occurring after the date of its Opinions.

In rendering its Opinions, Crowe Horwath performed a variety of financial analyses. The following is a summary of the material analyses performed by Crowe Horwath in each Opinion, but it is not a complete description of all the analyses underlying each Opinion. The summary includes information presented in tabular format. In order to fully understand the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. Crowe Horwath believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses to be considered without considering all factors and analyses could create an incomplete view of the evaluation process underlying its opinion. Also, no company included in Crowe Horwath’s comparative analyses described below is identical to SPIL and no transaction is identical to the Offers or the Proposed Combination. Accordingly, an analysis of comparable companies or transactions involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values of SPIL and the companies to which they are being compared.

First Crowe Horwath Opinion

Crowe Horwath used a market approach as the primary evaluation method, taking into account: (i) a market price method that analyzed historical market prices of the Common Shares; (ii) a price to book value ratio method that applied the price to book value ratios of the Comparison Group (as defined below) to SPIL’s current book value; and (iii) a price to earnings per share ratio method that applied the price to earnings per share ratios of the Comparison Group to SPIL’s current earnings per share. Crowe Horwath determined not to use an income approach, which requires using a company’s estimates for future cash flows, because such an approach involves relatively more hypothetical items and therefore has a relatively high level of uncertainty and less objectivity as compared to other valuation methods. In addition, Crowe Horwath determined that a cost approach was not appropriate for evaluation in light of SPIL’s operating model and asset structure, and therefore did not use such an approach.

Of the semiconductor manufacturing companies listed on the TSE, three industry peers were selected for comparison based on relative similarities in business content, operating model and client attributes: ChipMOS TECHNOLOGIES (Bermuda) LTD.; Chipbond Technology Corporation; and Powertech Technology Inc. (collectively, the “Comparison Group”).

In applying the market price method, Crowe Horwath used SPIL’s recent public trading prices for Common Shares to evaluate the average market closing price 60, 90 and 180 business days prior to, and including, the date of the First Crowe Horwath Opinion, to calculate a range of theoretical values for Common Shares as follows:

Prices in NT$
Items	Average closing price	Theoretical price range
Latest 60 business days	43.00	41.28 - 43.00
Latest 90 business days	41.28
Latest 180 business days	42.75

Note: Dividends-adjusted data in Taiwan Economic Journal (2015/3/25 - 2015/12/11); average prices are referenced by market closing prices after adjustment for dividends. Calculation made by arithmetic mean.

As shown in the table above, based on the market price method, the theoretical value per Common Share falls in the range of NT$41.28 to NT$43.00, without taking non-quantifiable adjusting factors into account.

In applying the price to book value ratio method, Crowe Horwath used the book value per Common Share and the average price to book value ratios of the Comparison Group along with average closing prices to calculate price to book value ratios of the Comparison Group and to calculate a range of values for Common Shares as follows:

Prices in NT$
Comparing to peer companies	Average closing prices in latest 180 business days	Net value per share for the first half of 2015	Price-book value ratio
ChipMOS	36.26	20.79	1.74
Chipbond	54.51	35.70	1.53
Powertech	59.94	41.50	1.44

Note: Dividends-adjusted data in Taiwan Economic Journal (2015/3/25-2015/12/11); average prices are referenced by market closing prices after adjustment for dividends. Calculation made by arithmetic mean.

Prices in NT$
Items	Explanations
Range of multipliers	1.44 - 1.74 times
Net value per Common Share for the third quarter of 2015	22.22
Theoretical price range	32.00 - 38.66

As shown in the table above, based on the price to book value ratio method, the theoretical price per Common Share falls in the range of NT$32.00 to NT$38.66, without taking non-quantifiable adjusting factors into account.

In applying the price to earnings per share ratio method, Crowe Horwath applied the price to earnings per share ratios of the Comparison Group to SPIL’s current earnings per share to calculate a range of values for Common Shares as follows:

Prices in NT$
Comparing to peer companies	Average closing prices in latest 180 business days	Earnings per share in last four quarters as of the third quarter of 2015	Price-earnings ratio
ChipMOS	36.26	3.12	11.62
Chipbond	54.51	3.85	14.16
Powertech	59.94	4.59	13.06

Note: Dividends-adjusted data in Taiwan Economic Journal (2015/3/25-2015/12/11); average prices are referenced by market closing prices after adjustment for dividends. Calculation made by arithmetic mean.

Prices in NT$
Items	Explanations
Range of multipliers	11.62 - 14.16 times
Consolidated earnings per share of SPIL	3.84
Theoretical price range	44.62 - 54.37

As shown in the table above, based on the price to earnings per share ratio method, the theoretical price range per Common Share falls in the range of NT$44.62 to NT$54.37, without taking non-quantifiable adjusting factors into account.

Crowe Horwath weighted each of the three methods described above equally to obtain a theoretical price per Common Share, as set forth below:

Prices in NT$
Evaluation Method	Price range per Common Share	Weight	Theoretical price range per Common Share
Market Price Method	41.28 -43.00	33.3%	39.30 - 45.34
Price-book Ratio Method	32.00 -38.66	33.3%
Price-earnings Ratio Method	44.62 -54.37	33.3%

Crowe Horwath then applied an adjustment of 32.92% to account for the average premium paid in mergers involving the semiconductor industry in China, Hong Kong and Taiwan. The adjusted price range per Common Share is presented in the table below:

Prices in NT$
Evaluation Method	Price range per Common Share	Adjusted price range per Common Share
The weighted average of the results under the Market Price, Price to Book and the Price to Earnings Methods	39.30 - 45.34	52.24 - 60.27

After considering the results of each of the three methods together, Crowe Horwath concluded that the fair price range per Common Share should be between NT$52.24 and NT$60.27 and that the price of NT$55 per Common share proposed by Purchaser to be paid in the Proposed Combination was therefore appropriate and fair.

Second Crowe Horwath Opinion

Crowe Horwath used a market approach as the primary evaluation method, taking into account: (i) a market price method that analyzed historical market prices of the Common Shares; (ii) a price to book value ratio method that applied the price to book value ratios of the Comparison Group (as defined below) to SPIL’s current book value; and (iii) a price to earnings per share ratio method that applied the price to earnings per share ratios of the Comparison Group to SPIL’s current earnings per share. Crowe Horwath determined not to use an income approach, which requires using a company’s estimates for future cash flows, because such an approach involves relatively more hypothetical items and therefore has relatively high level of uncertainty and less objectivity as compared to other valuation methods. In addition, Crowe Horwath determined that a cost approach was not appropriate for evaluation in light of SPIL’s operating model and asset structure, and therefore did not use such an approach.

Of the semiconductor manufacturing companies listed on the TSE, Crowe Horwath selected the Comparison Group for comparison based on relative similarities in business content, operating model and client attributes.

In applying the market price method, Crowe Horwath used SPIL’s recent public trading prices for Common Shares to evaluate the average market closing price 60, 90 and 180 business days prior to, and including, the date of the Second Crowe Horwath Opinion, to calculate a range of theoretical values for Common Shares as follows:

Prices in NT$
Items	Average closing price	Theoretical price range
Latest 60 business days	43.76	42.28 - 43.76
Latest 90 business days	42.28
Latest 180 business days	42.78

Note: Dividends-adjusted data in Taiwan Economic Journal (2015/4/2 - 2015/12/21); average prices are referenced by market closing prices after adjustment for dividends. Calculation made by arithmetic mean.

As shown in the table above, based on the market price method, the theoretical value per Common Share falls in the range of NT$42.28 to NT$43.76, without taking non-quantifiable adjusting factors into account.

In applying the price to book value ratio method, Crowe Horwath applied the book value per Common Share and the average price to book value ratios of the Comparison Group along with average closing prices to calculate price to book value ratios of the Comparison Group and to calculate a range of values for Common Shares as follows:

Prices in NT$
Comparing to peer companies	Average closing prices in latest 180 business days	Net value per share for the first half of 2015	Price-book value ratio
ChipMOS	35.89	20.79	1.73
Chipbond	54.05	35.70	1.51
Powertech	60.52	41.50	1.46

Note: Dividends-adjusted data in Taiwan Economic Journal (2015/4/2-2015/12/21); average prices are referenced by market closing prices after adjustment for dividends. Calculation made by arithmetic mean.

Prices in NT$
Items	Explanations
Range of multipliers	1.46 - 1.73 times
Net value per Common Share for the third quarter of 2015	22.22
Theoretical price range	32.44 - 38.44

As shown in the table above, based on the price to book value ratio method, the theoretical price per Common Share falls in the range of NT$32.44 to NT$38.44, without taking non-quantifiable adjusting factors into account.

In applying the price to earnings per share ratio method, Crowe Horwath applied the price to earnings per share ratios of the Comparison Group to SPIL’s current earnings per share to calculate a range of values for Common Shares as follows:

Prices in NT$
Comparing to peer companies	Average closing prices in latest 180 business days	Earnings per share in last four quarters as of the third quarter of 2015	Price-earnings ratio
ChipMOS	35.89	3.12	11.50
Chipbond	54.05	3.85	14.04
Powertech	60.52	4.59	13.19

Note: Dividends-adjusted data in Taiwan Economic Journal (2015/4/2-2015/12/21); average prices are referenced by market closing prices after adjustment for dividends. Calculation made by arithmetic mean.

Prices in NT$
Items	Explanations
Range of multipliers	11.50 - 14.04 times
Consolidated earnings per share of SPIL	3.84
Theoretical price range	44.16 – 53.91

As shown in the table above, based on the price to earnings per share ratio method, the theoretical price range per Common Share falls in the range of NT$44.16 to NT$53.91, without taking non-quantifiable adjusting factors into account.

Crowe Horwath weighted each of the three methods described above equally to obtain a theoretical price per Common Share, as set forth below:

Prices in NT$
Evaluation Method	Price range per Common Share	Weight	Theoretical price range per Common Share
Market Price Method	42.28 -43.76	33.3%	39.63 - 45.37
Price-book Ratio Method	32.44 -38.44	33.3%
Price-earnings Ratio Method	44.16 -53.91	33.3%

Crowe Horwath then applied an adjustment of 32.92% to account for the average premium paid in mergers involving the semiconductor industry in China, Hong Kong and Taiwan. The adjusted price range per Common Share is presented in the table below:

Prices in NT$
Evaluation Method	Price range per Common Share	Adjusted price range per Common Share
The weighted average of the results under the Market Price, Price to Book and the Price to Earnings Methods	39.63 - 45.37	52.68 - 60.31

After considering the results of each of the three methods together, Crowe Horwath concluded that the fair price range per Common Share should be between NT$52.68 and NT$60.31 and that the price of NT$55 per Common Share proposed by Purchaser to be paid in the Offers was therefore appropriate and fair.

2.	The first sentence of the fourth paragraph under “Special Factors—Section 3—Fairness of the Offers and the Proposed Combination” is deleted and replaced with the following:

“In reaching its conclusion as to fairness, Purchaser did not consider SPIL’s total enterprise value, or estimate the value of any of the SPIL’s assets, and Purchaser did not otherwise consider the liquidation value of SPIL’s assets because Purchaser considers the Company to be a viable going concern.”

3.	The following paragraph:

“In reaching its conclusion as to fairness, Purchaser considered the market prices for Common Shares, including the average closing prices for Common Shares over the 60, 90 and 180 business day periods prior to Purchaser’s consideration of the Offers, as more fully described in “Special Factors—Section 3—Fairness of the Offers and the Proposed Combination; Plans for SPIL—Crowe Horwath Opinions”.”

is added after the fourth paragraph under “Special Factors—Section 3—Fairness of the Offers and the Proposed Combination”.

4.	The second paragraph under “Special Factors—Section 4—Effects of the Offers” is deleted and replaced with the following:

“The consummation of the Offers will increase Purchaser’s equity interest in SPIL to approximately 49%, increasing Purchaser’s interest in the net book value and net income or loss to the extent of the number of Common Shares (including those represented by ADSs) that Purchaser acquires in the Offers. As of September 30, 2015, Purchaser calculates that SPIL’s net book value is NT$69,238,748 and SPIL’s net income over the nine months prior to September 30, 2015 is NT$8,974,294, and assuming the Offers are fully subscribed, Purchaser’s interest in SPIL’s net book value will increase from NT$17,302,763 to NT$34,418,582 and Purchaser’s interest in SPIL’s net income will increase from NT$2,242,676 to NT$4,461,122. The numbers in the foregoing sentence are expressed in thousands of new Taiwan dollars.”

5.	The second sentence of the third paragraph under “Special Factors—Section 4—Effects of the Offers” is deleted and replaced with the following:

“Purchaser intends to seek to complete the Proposed Combination following completion of the Offers. Following consummation of the Proposed Combination, Purchaser’s equity interest in SPIL would be 100%, and therefore Purchaser would be entitled to all benefits resulting from its 100% ownership SPIL, including all of SPIL’s net book value and net income or loss. As of September 30, 2015, Purchaser calculates that SPIL’s net book value is NT$69,238,748 and SPIL’s net income over the nine months prior to September 30, 2015 is NT$8,974,294, and assuming the Proposed Combination is completed, Purchaser’s interest in SPIL’s net book value will increase from NT$34,418,582 to NT$69,238,748 and Purchaser’s interest in SPIL’s net income will increase from NT$4,461,122 to NT$8,974,294. The numbers in the foregoing sentence are expressed in thousands of new Taiwan dollars.”

6.	The second paragraph under “The Offer—Section 8—Certain Information Concerning SPIL” is deleted and replaced with the following:

“The following table sets forth summary historical financial data for SPIL as of and for the year ended December 31, 2014 and the year ended December 31, 2013. The selected financial information set forth below is extracted from, and should be read in conjunction with, the audited consolidated financial statements and other financial information contained in Item 18 of SPIL’s Annual Report on Form 20-F for the year ended December 31, 2014 filed on April 27, 2015 (the “SPIL 20-F”), including the notes thereto, which contain more comprehensive financial information (including SPIL management’s discussion and analysis of financial condition and results of operation). The following summary is qualified in its entirety by reference to the information contained in the SPIL 20-F and the financial statements included as Item 18 thereof are incorporated by reference herein. SPIL historically has not reported a ratio of earnings to fixed charges and Purchaser has not attempted to calculate the ratio of earnings to fixed charges.

	Year Ended December 31, 2013	Year Ended December 31, 2014
	(expressed in thousands, except per share amounts)
Balance Sheet Data:
Current assets	NT$ 37,825,131	NT$ 55,207,908
Non-current Assets	63,993,742	74,544,562
Total Assets	101,818,873	129,752,470

Current Liabilities	22,530,164	31,576,043
Non-current Liabilities	17,417,034	27,402,685
Total Liabilities	39,947,198	58,978,728

Total Stockholders’ Equity	61,871,675	70,773,742

Book Value Per Share	19.85	22.71

Statement of Income Data:
Operating Revenues	69,356,192	83,071,441
Operating Costs	(54,925,674)	(62,081,265)
Gross Profit	14,430,518	20,990,176

Operating Expenses	(7,391,613)	(7,169,033)
Operating Profit	7,100,056	14,105,394
Net Income	5,842,009	11,218,087

Total Comprehensive Income	6,900,873	14,511,517

Earnings Per Share
Basic	1.89	3.60
Diluted	1.87	3.57

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 20, 2016

ADVANCED SEMICONDUCTOR ENGINEERING, INC.
By:	/s/ Joseph Tung
Name: Joseph Tung
Title: Chief Financial Officer